UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *           CERTIFICATE
ENTERGY ENTEPRISES, INC., et al *       PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as  amended  (Act),  modified   by   the

application-declaration, as amended, in the above referenced file and the related order dated June 22, 1999 (June 1999 Order), this is  to  certify that the following transactions were carried  out during  the  three  (3) months ended June  30,  2000  by  Entergy

Corporation's  Non-utility  Companies<FN1> (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order.





Authorized Transactions

      Pursuant  to the June 1999 Order (a) the Non-Reg  Companies

are authorized to conduct development activities with respect  to

various   investment   opportunities  for   Entergy   Corporation

(Entergy),  (b) the Non-Reg Companies are authorized  to  provide various consulting services to other Non-Reg Companies and to non-

associates,  including  to market to non-associates  the  Entergy

System's expertise and capabilities in energy-related areas,  and to  market  to non-associates intellectual property developed  or acquired  by  System  companies, (c) the  Non-Reg  Companies  are authorized  to  provide  various management,  administrative  and

support   services  to  associate  companies,  excluding  certain

associate companies (Excepted  Companies<FN2>), (d)  Entergy   is

authorized  to create O&M Subs to provide various operations  and maintenance services to non-associate or associate companies, (e)

Entergy  is authorized to create one or more New Subsidiaries,(f)

Entergy  and  the Non-Reg Companies are authorized to  make  Non-

utility  Loans  to  certain Non-Reg Companies,  (g)  the  Non-Reg

Companies are authorized to issue Other Securities of any type to

Entergy, to other Non-Reg Companies or to third parties, and  (h)

the  Non-Reg Companies are authorized to pay dividends  to  their

immediate  parent  companies  from  capital  accounts  or   other

unearned surplus.

      During  the quarter, the Non-Reg Companies participated  in the following:



I.  Administrative, Consulting, Management, and Other Services to

    Associate Companies

      During  the quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power, Inc. (EPI),  Entergy  Power

Marketing  Corp.,  Entergy Trading and  Marketing  Ltd.,  Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC), Entergy Holdings, Inc., Entergy Thermal LLC, Entergy Power

Development Corporation, Entergy International Holdings Ltd  LLC,

Entergy  Pakistan,  Ltd.,  EP Edegel,  Inc.,  Entergy  Power  CBA

Holding  Ltd., EWO Holdings Inc. (formerly Entergy  Power  Chile,

Inc.),   Entergy   Power   Operations   Corp.,   Entergy    Power

International  Holdings Corp., Entergy Nuclear,  Inc.  (ENI)  and

Entergy   Nuclear  Generation  Corporation  (ENGC).  Enterprises'

billings  to  all such associate companies included direct  costs incurred  plus,  to  the extent applicable, an  indirect  loading based upon current month administrative charges.

     Enterprises  billed,  at cost, EPI ($258,489)  for  services related  to  the  marketing of EPI capacity and energy  to  third parties  at  wholesale, preparation of contracts  and  regulatory filings,  oversight of plant operations and maintenance by  plant

operators, and procurement of transmission services.   In  regard

to Entergy Power Marketing Corp. ($7,483,513) and Entergy Trading

and   Marketing  Ltd.  ($14,119),  these  services   related   to

management  oversight,  the marketing of  energy  commodities  to third  parties  at  wholesale, the preparation of  contracts  and regulatory filings and the procurement of transmission  services.

In  regard  to  ETHC ($32,809, ETC ($106,240), Entergy  Holdings,

Inc.  ($215),  Entergy  Thermal  LLC  ($203,505),  Entergy  Power

Development  Corp. ($3,869,684), Entergy International  Holdings,

Ltd  LLC  ($32,007), Entergy Pakistan Ltd. ($256,070), EP Edegel,

Inc.  ($215,440), Entergy Power CBA Holding, Ltd. ($23,468),  EWO

Holdings  Inc.  ($129,038), Entergy Power Operations  Corporation

($250,275), Entergy Power International Holdings Corp. ($45,629),

and  ENI  ($10,545),  these services were  primarily  related  to management  oversight and/or project development.  In  regard  to

ENGC  ($17,786),  Enterprises provided services  related  to  the marketing of energy to third parties at wholesale.

     During   the  quarter,  ENI  provided  management  oversight

services to ENGC relating to the operation of the Pilgrim nuclear plant, at cost ($42,620).  ENI also provided consulting services,

at  cost,  to Entergy Nuclear Indian Point 3 and Entergy  Nuclear

Fitzpatrick   in   the  amount  of  $1,871,555  and   $1,871,555,

respectively.

     During the quarter, Entergy Operations Services, Inc. (EOSI)

provided management and other administrative services to  Entergy

Thermal LLC.  The amount billed, at cost, during the quarter  was

$16,616.   Also,  during  the quarter,  EOSI  provided  technical

support to EPDC's Saltend project, at cost, for $1,211,819.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.   The  amount

billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal   LLC   during  this  quarter  was  $55,946   and   $151,

respectively.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $13,860

for   services   rendered  during  the  second  quarter.    Also,

Enterprises  provided services to a third-party  related  to  the marketing by EPMC of such party's excess energy capacity to third parties at wholesale.  These services were billed at cost in  the amount of $40,915.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Nonutility  Loans Made by Entergy to Non-Reg  Companies,  or

     Between Non-Reg Companies

     During the quarter, no Nonutility Loans subject to reporting in  this  Certificate were made by Entergy to Non-Reg  Companies,

nor were any such loans made between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities subject to reporting in this Certificate were issued by any Non-Reg Companies.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the quarter, Entergy formed the following  companies as  New  Subsidiaries  in accordance with the  June  1999  Order:

Entergy Nuclear Ninemile, LLC which was formed to acquire  and/or hold  Entergy's  investments  in nuclear  generating  facilities;

Entergy  Turbine  Holding  QF  LLC and  Entergy  Turbine  Holding

Louisiana   LLC,  each  of  which  was  formed  to  finance   the

construction  of  turbine  generator units  to  be  installed  at

Entergy's RS Cogen project; Entergy Procurement Exchange  Holding

Corporation  which  was formed to acquire and/or  hold  Entergy's interest  in  Pantellos Corporation, an exempt telecommunications company (ETC) under the Act; Entergy Power Warren Corporation  I,

Entergy  Power Warren Corporation II, and Warren Power  LLC  were formed to construct and own a 300MW gas-fired peaking plant to be located near Vicksburg, Mississippi.

     During  the  quarter, Entergy Nuclear Ninemile LLC,  Entergy

Procurement  Exchange Holding Corporation, Entergy  Power  Warren

Corporation  I,  and  Entergy Power Warren  Corporation  II  were capitalized  in the amounts of $1,000, $4,439,210,  $10,000,  and

$10,000, respectively.

     During  the quarter, no other amounts were expended to  form and capitalize any New Subsidiaries or O&M Subs.



VI.  Nature and Extent of O&M Services Provided

      During  the quarter, Entergy's subsidiary, Entergy Nuclear,

Inc.  (ENI), provided decommissioning management services to  two large nuclear operating utilities in the Northeast. ENI is paid a fixed  monthly  fee and certain incentive fees and is  reimbursed for its actual expenses for labor and related charges at cost for all  services  provided. Also, ENI provided to two  non-associate

companies   consulting  services  related   to   the   operation,

maintenance and decommissioning of nuclear generation facilities.

These  services were billed at market prices.  The  total  amount billed  by  ENI  for  all such services during  the  quarter  was

$2,144,422.

     In addition, during the quarter, Entergy's subsidiary, EOSI,

provided  power project related operation and management services

to   several   non-associate  customers,  including  professional

advice,    technical   expertise   and   maintenance    services.

Specifically, EOSI's services to non-associate customers included performing preventive maintenance on substations; completing work on  a  merchant plant substation installation; providing  project management  for  the installation of a steam turbine;  completing technical evaluation of an outage scope and schedule for a  power plant;  providing  project management for the construction  of  a

230kV  switchyard  for  a  merchant plant;  and  providing  laser inspection  services  of a SP6 gas line located  at  an  electric transmission  facility substation.  The total amount  billed  for all  such  services during the quarter was $1,221,796 consisting,

in each case, of market-based fees and reimbursable expenses.

      Entergy  represents that no Excepted Company has subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the quarter, no other dividends subject to reporting in this Certificate were paid by Non-Reg Companies.



VIII.       Reorganizations

     The   current   Entergy  Non-Reg  Companies'  organizational

structure as of June 30, 2000 is included in Exhibit 1.

     No  reorganizations of Entergy's ownership interests in Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.



IX.  Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for  the quarter ended June 30, 2000 are  included  in

Exhibit 2.





          IN  WITNESS WHEREOF, the undersigned company has caused

     this  certificate to be executed on this 28th day of  August

     2000.



ENTERGY CORPORATION



By:  /s/ Nathan E. Langston
      Nathan E. Langston
Vice President and Chief Accounting Officer


ENTERGY ENTERPRISES, INC.


By:  /s/ Steven C. McNeal
     Steven C. McNeal
Vice President and Treasurer


_______________________________
<FN1>	Non-utility Companies  are defined in the June 1999 Order as
	"exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

<FN2>	The Excepted Companies are Entergy's retail operating
	companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.